UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34666 / August 8, 2022

In the Matter of:

Cypress Creek Private Strategies Master Fund, L.P.
CCP Coastal Redwood Fund, LP
CCP Sierra Redwood Fund, LP
Marinas I SPV, LLC
Endowment Advisers, L.P., d/b/a Cypress Creek Partners

712 W. 34th Street, Suite 201
Austin, TX 78705

812-15283

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Cypress Creek Private Strategies Master Fund, L.P., et al., filed an application on November 16,
2021, and amendments to the application on December 8, 2021, May 13, 2022 and June 27,
2022, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940
(the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order
would permit certain business development companies and closed-end management investment
companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each
other and with certain affiliated investment entities.

On July 11, 2022, a notice of the filing of the application was issued (Investment Company Act
Release No. 34645). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that
the relief requested by Cypress Creek Private Strategies Master Fund, L.P., et al. (File No. 812-

15283), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary